-----------------------------
                                                          OMB APPROVAL
                                         -----------------------------
                                                  OMB Number 3235-0287
                                            Expires: December 31, 2001
                                          Estimated average burden
                                          hours per response ..... 0.5
                                        ------------------------------


                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4/A

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER
     SUBJECT OF SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).

======================================================================
1. Name and Address of Reporting Person

   Marver                James
----------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   1001 Bayhill Drive, Suite 100
----------------------------------------------------------------------
                                    (Street)

   San Bruno            California              94066
----------------------------------------------------------------------
   (City)               (State)                 (Zip)


======================================================================
2. Issuer Name and Ticker or Trading Symbol

   ASD Systems, Inc. (ASDS)
======================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


======================================================================
4. Statement for Month/Year

    November/1999
======================================================================
5. If Amendment, Date of Original (Month/Year)

    December 9, 1999
======================================================================
6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)


             ------------------------------------------
======================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

======================================================================

-----------------------------------------------------------------------




=================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
=================================================================================================================================

                                                                                                               6.
                                                              4.                                5.             Owner-
                                                              Securities Acquired (A) or        Amount of      ship
                                                 3.           Disposed of (D)                   Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    of Indirect
                                   2.            Code         -------------------------------   Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)               of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price      (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.0001     11/11/1999     J(1)           2,250,000     A     (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.0001     11/29/1999     C              2,597,400(5)  A     $2.94      4,847,400       I        (2)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

==================================================================================================================================
                                                                                                            9.       10.
                                                                                                            Number   Owner-
                                                                                                            of       ship
              2.                                                                                            Deriv-   of
              Conver-                    5.                                    7.                           ative    Deriv-  11.
              sion                       Number of                             Title and Amount             Secur-   ative   Nature
              or                         Derivative          6.                of Underlying       8.       ities    Secur-  of
              Exer-             4.       Securities          Date              Securities          Price    Bene-    ity:    In-
              cise      3.      Trans-   Acquired (A)        Exercisable and   Instr. 3 and 4)     of       ficially Direct  direct
              Price     Trans-  action   or Disposed         Expiration Date   ----------------    Deriv-   Owned    (D) or  Bene-
1.            of        action  Code     of (D)              (Month/Day/Year)            Amount    ative    at End   In-     ficial
Title of      Deriv-    Date    (Instr.  (Instr. 3,          ----------------            or        Secur-   of       direct  Owner-
Derivative    ative     (Month/ 8)       4 and 5)            Date     Expira-            Number    ity      Month    (I)     ship
Security      Secur-    Day/    -------  ----------------    Exer-    tion               of        (Instr.  (Instr.  (Instr. (Instr.
(Instr. 3)    ity       Year)   Code  V   (A)       (D)      cisable  Date     Title     Shares    5)       4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  $2.94     11/11/  J(3)      2,925,000           11/11/   11/11/  Common    2,925,000  $0.00(4)
Purchase                 1999                                  1999     2002   Stock
Warrants
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  $2.94     11/29/   C                  2,925,000 11/11/   11/11/  Common    2,925,000  $0.00(4) -0-
Purchase                 1999                       (5)        1999     2002   Stock     (5)
Warrants
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================


Explanation of Responses:
(1) Represents shares of the Issuer's common stock owned directly by VantagePoint Venture Partners III(Q), L.P.
    (1,500,000 shares) and VantagePoint Communications Partners, L.P. (750,000 shares), of which the Reporting
    Person is a managing member of the respective general partner of each such partnership.  The shares of common stock represented herein were acquired by the respective partnership upon conversion of shares of the
    Issuer's Series A Preferred Stock.  The number of shares of common stock issuable in connection with such conversion was contingent upon the pricing of the Issuer's Initial Public Offering ("IPO").
(2) Represents securities owned directly by VantagePoint Venture Partners III(Q), L.P. and VantagePoint
    Communications Partners, L.P., respectively, of which the Reporting Person is a managing member of the respective general partner of each such partnership.  The Reporting Person may be deemed to benefically own such securities owned directly by VantagePoint Venture Partners III(Q), L.P. and VantagePoint Communications
    Partners, L.P.  The Reporting Person hereby disclaims beneficial ownership of such securities.
(3) Represents the date on which the Exercise Price of the Warrants was set.  The Exercise Price was, pursuant to the terms of the Warrants, contingent upon the pricing of the Issuer's common stock in connection with the IPO.  The Warrants are owned directly by VantagePoint Venture Partners III(Q), L.P. (1,950,000) and
    VantagePoint Communications Partners, L.P. (975,000), of which the Reporting Person is a managing member of the respective general partner of each such partnership.  The Warrants were originally issued by the Issuer to each respective partnership on August 23, 1999.
(4) The Warrants were issued by the Issuer to the respective partnership in connection with the purchase by each respective partnership of shares of the Issuer's Series A Preferred Stock and Series B Preferred Stock.
(5) On November 29, 1999, each of VantagePoint Venture Partners III(Q), L.P. and VantagePoint Communications
    Partners, L.P. exercised their respective Warrants in full in accordance with the cashless exercise feature of such Warrants and, as a result, acquired a net of 1,731,600 and 865,800 shares of the Issuer's common stock respectively.




  /s/  JAMES MARVER                              12/27/1999
-----------------------------                   -----------
Signature of Reporting Person                      Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.